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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                       American Storage Properties, L.P.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                       Interests in Limited Partnership
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                     NONE
                       --------------------------------
                                (CUSIP Number)

                    David B.H. Martin, Jr., Hogan & Hartson L.L.P.,
                  --------------------------------------------------
         555 Thirteenth Street, NW, Washington, DC 20004, 202/637-5600
     ---------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 May 17, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- ----------------------                                  -----------------------
CUSIP No.  NONE                                         Page 2 of 6 Pages
- ----------------------                                  -----------------------

                                  SCHEDULE 13D

- ------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Public Storage, Inc.

- ------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                  (b)  [ ]
- ------------------------------------------------------------------------------
3         SEC USE ONLY

- ------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
                  WC
- ------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                            [ ]
- ------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                  California
- ------------------------------------------------------------------------------

                                         7  SOLE VOTING POWER
                                                   13,464

    NUMBER OF     ------------------------------------------------------------
      SHARES                             8  SHARED VOTING POWER
   BENEFICIALLY                                     - 0 -
     OWNED BY
       EACH       ------------------------------------------------------------
    REPORTING                            9  SOLE DISPOSITIVE POWER
      PERSON                                        13,464
       WITH
                  ------------------------------------------------------------
                                         10  SHARED DISPOSITIVE POWER
                                                    - 0 -
- ------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  13,464
- ------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                               [ ]
- ------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  26.9%
- ------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                  CO
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- ----------------------                                  -----------------------
CUSIP No.  NONE                                         Page 3 of 6 Pages
- ----------------------                                  -----------------------

          The Statement on Schedule 13D dated April 25, 1996 (the "Schedule 13-D") relating to the Company's ownership of limited partnership interests (the "Interests") is amended by this Amendment No. 1 as set forth below. Capitalized terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION

          (c) The Partnership has entered into the three substantially identical contracts of sale (the "Contracts of Sale") with the Company, which were arrived at after extensive arm's length negotiation. The Contracts of Sale provide for the sale to the Company of all of the Partnership's right, title and interest in all of the Partnership's properties (the "Properties"), the improvements and any fixtures and personalty, presently existing and located thereon and therein and certain agreements relating to the Properties used by the Partnership in connection therewith. One Contract of Sale was entered into by the Partnership in respect of seven Virginia properties and one was entered into by the Partnership, as general partner, in respect of each of two Florida properties which the Partnership owns indirectly through its general partner interests in the two partnerships. The Properties comprise substantially all of the assets of the Partnership. Approval of the proposed sale by Interest Holders will result in a dissolution of the Partnership. The Company will not assume any of the Partnership's liabilities except those arising after the proposed sale under ongoing rental agreements and those relating to pro-rated taxes and other expenses which the Company has agreed to pay pursuant to the Contracts of Sale.

          Pursuant to the Contracts of Sale, the Partnership will sell the Properties to the Company for an aggregate purchase price of $27,500,000, subject to adjustment as described below. The Company has paid into escrow $2,000,000 as a downpayment (the "Downpayment"), and the balance of the purchase price will be paid in cash at the closings. The Company has until June 16, 1996 (the "Inspection Period") to complete an inspection of the Properties and certain documents and other materials provided by the Partnership.

          Except to the extent expressly stated in the Contracts of Sale, the Partnership will sell the Properties to the Company pursuant to the Contracts of Sale on an "AS IS" basis, with all faults, without any representation or warranty of any kind or nature. In the Contracts of Sale, the Partnership made limited representations and warranties, including, without limitation, warranties and representations as to the following matters: (i) title matters,
(ii) organization and authority, (iii) litigation and (iv) rent rolls.

          Certain real estate and other taxes, utility charges, fuel charges, base rents and other rental payments for the month of closing, costs associated with telephone listings and other prepaid advertising shall be apportioned to the closing date. The Company will be given a credit for all security deposits and pre-paid rents. After the closing, for a period of 60 days, the Company and the Partnership shall seek to collect all past due rental payments and the

- ----------------------                                  -----------------------
CUSIP No.  NONE                                         Page 4 of 6 Pages
- ----------------------                                  -----------------------

Partnership shall be entitled to receive all of such amount, except rent for the month in which the closing occurred, in which case, the Partnership shall receive its pro-rata share of such amount.

          If during the Inspection Period, the Company notifies the Partnership of certain material structural defects, title defects or material misstatements in the financial statements and rent roll provided by the Partnership to the Company in respect of the Properties, the Company shall be entitled to reduce the purchase price of the proposed sale by up to $500,000; provided, however, the Contracts of Sale provide for arbitration in the event the Partnership disagrees with the reasons for, or the amount of, the Company's reduction in the purchase price. In addition, the Contracts of Sale provide that if during the Inspection Period, the Company notifies the Partnership of certain material environmental defects in respect of the Properties, the Company shall be entitled to reduce the purchase price of the proposed sale without limitation.

          The consummation of the transactions contemplated by each of the Contracts of Sale is conditioned upon the simultaneous closing of the transactions contemplated by the other two Contracts of Sale. The obligations of the parties to consummate the proposed sale are also subject to the fulfillment of certain conditions on or before the date of the closing. The conditions to the Partnership's obligations to consummate the proposed sale include the affirmative vote of Interest Holders holding a majority of the outstanding Interests. If all conditions in the Contracts of Sale are either satisfied or waived, the consummation of the proposed sale will take place pursuant thereto. The Company has agreed to vote its Interests in favor of the proposed sale.

          The Partnership and the Company have agreed to split evenly the cost of obtaining title commitments, surveys, phase I environmental site assessments, and transfer taxes and charges up to $200,000. The Partnership will pay the amount of such costs in excess of $200,000 until such amount equals $400,000. The Partnership and the Company will split evenly such costs in excess of $400,000.

          If the Company refuses to consummate the proposed sale in accordance with the terms of the Contracts of Sale, the Partnership shall be entitled to either (a) seek to enforce the Contracts of Sale through specific performance or
(b) receive the Downpayment, plus out-of-pocket costs and expenses relating to the proposed sale (including, without limitation, reasonable attorneys' fees and expenses). If the Partnership refuses to consummate the proposed sale in accordance with the terms of the Contracts of Sale, the Company shall be entitled to either (a) seek to enforce the Contracts of Sale through specific performance or (b) receive $750,000 and the Downpayment, plus out-of-pocket costs and expenses relating to the proposed sale (including, without limitation, reasonable attorneys' fees and expenses).

          If the requisite vote of Interest Holders in favor of the proposed sale is not obtained and the General Partners continue to recommend that Interest Holders vote in favor of the proposed sale, the Company shall be entitled to receive the Downpayment, plus out-of-pocket costs and expenses (including, without limitation, reasonable attorneys' fees and expenses).

- ----------------------                                  -----------------------
CUSIP No.  NONE                                         Page 5 of 6 Pages
- ----------------------                                  -----------------------

          The Partnership and the Company may both terminate the Contracts of Sale if a court of competent jurisdiction issues a binding final order permanently preventing the proposed sale, the proposed sale is not approved by the requisite vote of Interest Holders or the closings do not occur on or before November 17, 1996; provided that the party seeking to terminate is not in material breach.

          The Contracts of Sale also contain certain general provisions, including provisions banning assignment of the Contracts of Sale without the consent of both parties, providing that the Contracts of Sale shall be governed and construed in accordance with the laws of the State of New York, allowing for amendment of the Contracts of Sale only by a written agreement signed by both parties, and providing that the Contracts of Sale supersede all prior understandings or communications between the parties with respect to the subject matter thereof, other than the Confidentiality Agreement entered into by the parties in connection with the negotiation of the Contracts of Sale with regard to certain information concerning the parties' respective operations.

- ----------------------                                  -----------------------
CUSIP No.  NONE                                         Page 6 of 6 Pages
- ----------------------                                  -----------------------

                                   Signature



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.



Dated:  May 31, 1996


                                    PUBLIC STORAGE, INC.



                                    By:   /s/ David Goldberg
                                         -------------------
                                         David Goldberg
                                         Senior Vice President and
                                         General Counsel